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2001 Annual Report

International Flavors & Fragrances Inc.

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IFF. Reinvention.

Industry leaders reach and remain at the top of their businesses through a process of constant reinvention. They know that true leadership means never being satisfied with the status quo. Never resting on one's laurels. Always staying a few steps ahead of consumers' changing tastes and preferences. Maintaining the relationships – inside and outside the company – that will ensure their innovations have the desired impact in the marketplace. At IFF, our continuous renewal is built on four strategic cornerstones: Creativity; Innovation; Global, Regional and Local Expertise; and Customer Service. Excellence in all four of these areas is what will allow us to reaffirm our place as the undisputed leader in the flavors and fragrances industry. It is also the foundation for our future growth.




Innovation.

At IFF, we are in the business of making magic. Of finding that precise place where art and science meet to create something that captivates the senses, energizes the body and soothes the soul. What's more, we know that magic can happen anywhere. In water. In space. And everywhere in between. If it's out there, we'll find it. And we'll find a way to bring it to consumers the world over.

Innovation Innovación innovation Innovatie

novità 革新 नवीन 革新 Inovação

สิ่งที่ประดิษฐ์ขึ้น 혁신





Global...

With IFF's new organizational structure, no customer is too big or too small. Wherever our customers want and need us to be, that's where we'll be.

Global Global mondial weltweit Wereldwijd
globale 世界的 विश्वव्यापी 全球性 Global
ทั่วโลก 국제적





Regional...

It is not enough to provide seamless, efficient, consistent service worldwide. We also need deep insight into the vastly differing tastes and habits of consumers in each of the markets we serve.

Regional Regional régional regional Gewestelijk regionale 地方的 区域性 Regional 지방적





Local expertise.
IFF understands that even in a global company, all business is local. That is why we live and work in the communities we serve. And that is why we're committed corporate citizens. After all, our colleagues are also our consumers.
Local expertise Experiencia Local expertise locale Örtliches Fachwissen
Plaatselijke deskundigheid esperti nel locale 現地の専門家
esperti nel locale Especialização local
ความชำนาญเฉพาะในภูมิภาค 지역



Creativity.

Creativity hardly ever happens in a vacuum. The greatest ideas may take seed in the mind of an individual, but they bloom best when nurtured by others. Teamwork and collaboration are at the heart of IFF's success. That means scientists partnering with perfumers and flavorists. Living legends coaching our newcomers. Relationships built across oceans, time zones, language barriers and cultures. IFF working hand in glove with customers from idea generation to marketplace launch.

Creativity Creatividad créativité Kreativität Creativiteit

creatività 創造性 創造力 Criatividade

ความคิดสร้างสรรค์







Service.

Superior service is absolutely fundamental to IFF's success. When we talk about getting back to the basics that made us industry pioneers, customer service is the first and last word. What constitutes service excellence? On-time delivery, to be sure. But just as important are innovation, consumer insight, efficiency and true creative partnership.

Service Servicio service Dienstleistung Service
servizio サービス सेवाएँ 服務 Atendimento
การบริการ 서비스 שירות



IFF. Reinvention.

Creativity:

Vision. Consumer insights and benefits. Health and well-being. Raising the bar. Trend-setting leadership. Rising stars. Sensory science. Strategic alliances. Research and development. Value added. Mentors, teachers and partners. Winning together in the marketplace. Reinvention.

Innovation:

Hydroponics. Botanical collection. Naturals. Training and development. Perfumery school. Project Foresight. Open communication. Teamwork. One IFF. Space rose. Technology. Enhancing the senses. Reinvention.

Global, Regional and Local Expertise:

Environmental, health and safety leadership. Regional creative centers. Developed and emerging markets. Corporate philanthropy. Global sourcing and supply chain. Delivering consumer preferences. Reinvention.

Customer Service:

Operational excellence. Satisfaction levels. Creative partnerships. The Pursuit of Excellence. Integration. Leadership. Continuous improvement. Celebrating our successes. Keeping our promises. Rewarding Results. Reinvention.

Reinvention Reinvención réinvention Neuerfindung
Herontdekking reinventarsi 再発明 दोबारा/फिर इजाद करना
再創 Reinvenção สิ่งที่ประดิษฐ์ขึ้น 재창출 [illegible]



To Our Shareholders:

2001 was a year of tremendous change for IFF. After announcing a global reorganization and the acquisition of Bush Boake Allen (BBA) nearly simultaneously in the fall of 2000, many wondered if we had bitten off more than we could chew. I must say that the same concern crossed my mind as well.

But the truth is that we needed to reinvent IFF if we were to reaffirm our industry preeminence. Even if we could have selected an "easier" time to merge with BBA, that is not how acquisitions work. We took advantage of an excellent opportunity to strengthen our business and, frankly, the task of integrating two large organizations has been an ideal catalyst for change that was long overdue at our Company.

2001 Achievements – Making Progress

IFF had three critical goals for 2001:

- To successfully reorganize our Company and integrate BBA.
- To improve customer service and increase our win rate.
- To implement company-wide incentive plans that align co-worker and shareholder interests.

I am happy to report that we have made significant progress on all fronts.



Reorganization and Integration

We are on track to deliver our anticipated reorganization and integration savings. We have taken great strides toward rationalizing our global facilities and have consolidated 16 operations during the year. Production has been transferred as planned with virtually no disruption in service and no diminution in quality. Indeed, many locations are already showing the benefits expected from our stronger operational team. This process will accelerate in 2002, and surviving operations will be more productive, with capacity utilization and return on assets improving markedly.

We have already seen substantial savings from our efforts through the year and continued progress is expected in 2002. Achieving these savings is critical, particularly given the difficult global economic climate. Even more important, however, is the fact that our reorganization and integration have enabled us to go to market and service our customers as One IFF.

Customer Service – Winning in the Marketplace

Professionally speaking, 2001 will stand out for me as the year IFF got back to basics and remembered that "The Customer is King." And the proof is in the pudding. Service levels are up dramatically. Satisfaction levels are way up, too.

It is important to note that there was nothing inherent in our business model that was preventing us from providing excellent service. It's all about attitude. And it's all about understanding that it is the customer that counts. Our customers have noticed our change in attitude, our team spirit, and they like what they see.

Is our customer service as good as it needs to be? Not yet. But our improved record, combined with a renewed focus on Research & Development, is leading to increased win rates – especially in those parts of the business that needed it most – North American Flavors and global Fine Fragrances.

Aligning Co-worker and Shareholder Interests

For the first time ever, through a global initiative we rolled out called Rewarding Results, every one of our co-workers is focused on delivering shareholder value. From the factory floor to the executive suite, everyone has a chance to earn a bonus based on a combination of individual and company-wide performance. This year's incentive compensation has been tied to three fundamental metrics – underlying volume growth, gross profit improvement, and improved operating cash flow – all of which help drive shareholder value.

We also launched our Global Employee Stock Purchase Plan. Response has been quite strong, and more of our colleagues than ever are now shareholders.

The Road Ahead – Moving in the Right Direction

Despite a global recession, the effects of which were exacerbated by the terrible events of September 11, 2001, IFF delivered on its promises and finished out the year on solid footing. We saw very modest underlying volume growth, but we did deliver an impressive 25%+ increase in earnings over 2000 pro forma results.

When we set out to rebuild IFF, we knew the process would take three to five years. With that as a reference, I look at 2001 as a very good beginning. Our improved win rate and increased customer satisfaction levels bode well for IFF. What's more, we are confident that the actions we have been taking to streamline our business and realize operational efficiencies will provide a solid foundation on which to chart our future success.

For 2002, our critical objectives will be completing our reorganization and integration and redoubling efforts to drive top-line growth. These tasks certainly will not be easy. Ongoing weakness in the global economy will continue to have an impact on our Fine Fragrances business, at least through the first half of the year. But, let's remember that two-thirds of our business is in everyday household, personal care and packaged food products that are impacted much less in recessionary times.

2002 will bring still more change to IFF, but I am confident that our Company is headed in the right direction. And I am confident that we are up to the task. As we move forward, I make the following commitments:

- To our customers: to make further progress on delivering the best products and services you need to drive your own success, and to deliver them when, where and how you want them.
- To our co-workers: to reaffirm our preeminence through The Pursuit of Excellence.
- To our shareholders: to maximize value by completing our integration at the same time as we aggressively explore traditional and nontraditional avenues to drive top-line growth.

Together, I know we can reach our goals. Thank you for your support.

Finally, Carlos Lobbosco, our Executive Vice President of Global Business Development and Board member, is retiring after 27 years of outstanding service to IFF. While IFF will not be the same after Carlos leaves, it is a testimony to his management strength and long-term planning that he is leaving behind such a capable team of Global Category and Regional Managers. On behalf of the Company and all of its shareholders, I express our deep gratitude to Carlos Lobbosco for his distinguished service to IFF.

Sincerely,



Richard A. Goldstein
Chairman of the Board and
Chief Executive Officer

IFF. Teams.








1	2
3	4
5	6

1. (from left to right)
   Stephen A. Block
   Senior Vice President
   General Counsel and Secretary
   Douglas J. Wetmore
   Senior Vice President and
   Chief Financial Officer

2. (from left to right)
   Roberto J. Gordon
   Vice President
   Global Business Development – Fragrances
   Neil Humphreys
   Vice President
   Global Business Development – Flavors
   Nicolas Mirzayantz
   Vice President
   Global Business Development – Fine Fragrances and Toiletries

3. (from left to right)
   Clint D. Brooks, Ph.D.
   Vice President
   Research & Development
   pictured with a senior perfumer

4. (from left to right)
   Gail S. Belmuth
   Vice President
   Corporate Communications
   Steven J. Heaslip
   Vice President
   Global Human Resources

5. (from left to right)
   Richard A. Goldstein
   Chairman and
   Chief Executive Officer
   D. Wayne Howard
   Executive Vice President
   Global Operations

6. (from left to right)
   Carlos A. Lobbosco
   Executive Vice President
   Global Business Development
   Julian W. Boyden
   Executive Vice President







1
2
3

1. (from left to right)
Yves Calderone Junior Perfumer
Lois Evans Vice President and Senior Perfumer
Bruno Jovanovic Apprentice Perfumer
Christine Baillifard Perfumer
Sophie Walster Apprentice Perfumer
Carlos Benaim Vice President and Senior Perfumer
Jean-Marc Chaillan Perfumer
Sherri Sebastian Apprentice Perfumer
Mary Shroff Perfumer
Pascal Gaurin Junior Perfumer
Sophia Grojsman Corporate Vice President and Senior Perfumer
Yves Cassar Perfumer
Dennis Maroney Perfumer
Joe Ramasammy Junior Perfumer

2. (from left to right)
Bob Peterson Manager Process Flavor Creation
Brian Grainger Director, Flavor Creation
Gary Conklin Senior Flavorist
Carmellita Ventura Perez Flavorist
Dave Heltzel Flavorist
Dennis Kujawski Senior Flavorist
John Yurecko Senior Flavorist
Richard Bobula Flavorist
John Wright VP Global Technical Business Development
Richard Vuich Senior Process Flavorist
Marion Sudol Senior Flavorist
Patty Valente Senior Flavorist
Marie Wright Senior Flavorist
Tobjy Thompson Senior Flavorist
Pei Fen Wu Flavorist
Mario Grabowski Trainee Flavorist
Martin Ongteco Trainee Flavorist
Kevin Miller Senior Flavorist

3. (back row from left to right)
Lynn Pipe Senior Perfumer
Veronique Tropini Trainee Perfumer
Fred Tabak Vice President and Senior Perfumer
Remco de Meijere Senior Perfumer
Philip Hausel Vice President and Senior Perfumer
Hubert Smyrek Perfumer
Jan van Elst Vice President and Senior Perfumer
Jan Fockenbrock Perfumer
(in front from left to right)
Gaby Joustra Perfumer
Nathalie Le Cann Perfumer

Financials.

(All dollars in millions except per share amounts)

OPERATIONS

The Company acquired Bush Boake Allen (BBA) effective November 3, 2000; BBA operating results are included in the Company's consolidated results from that date. Consolidated sales as reported and pro-forma sales for IFF and BBA combined, as applicable, for 2001, 2000 and 1999 were as follows (pro-forma sales are prepared as though the Company and BBA had been combined on January 1, 1999):

Consolidated sales	Reported 2001	Percent Change	Reported 2000	Percent Change	Reported 1999
Flavors	$ 835.7	40%	$ 597.7	1%	$ 590.3
Fragrances	1,008.1	17%	865.1	2%	849.2
Total net sales	$1,843.8	26%	$1,462.8	2%	$1,439.5

Consolidated sales	Reported 2001	Percent Change	Pro-forma 2000	Percent Change	Pro-forma 1999
Flavors	$ 835.7	(1%)	$ 846.7	(4%)	$ 879.0
Fragrances	1,008.1	(2%)	1,033.9	(2%)	1,052.4
Total net sales	$1,843.8	(2%)	$1,880.6	(3%)	$1,931.4

Excluding BBA, 2000 flavor, fragrance and worldwide net sales were $558.6, $838.3 and $1,396.9, respectively.

Sales outside the United States represented approximately 70% of total sales in 2001, 2000 and 1999. The following table shows sales on a geographic basis, including BBA from date of acquisition:

Sales by Destination	2001	Percent Change	2000	Percent Change	1999
North America	$ 597.1	31%	$ 455.4	1%	$ 452.6
Europe	576.6	22%	471.7	(4%)	492.4
Central Asia, Middle East (CAME)	127.4	59%	80.1	10%	72.8
Latin America	256.5	9%	234.9	1%	232.9
Asia-Pacific	286.2	30%	220.7	17%	188.8
Total net sales	$1,843.8	26%	$1,462.8	2%	$1,439.5

During 2001, the Company's sales increased 26% in comparison to 2000 reported sales. Sales for 2001 declined 2% in comparison to 2000 pro-forma sales. Reported sales were unfavorably impacted by the continuing strong U.S. dollar, most notably against the Euro and the major European currencies, the Japanese Yen and the Australian dollar. Had dollar exchange rates remained the same during 2001 and 2000, sales would have increased 1% for the full year 2001 in comparison to the prior year pro-forma sales.

Reported sales for 2001 were also impacted by the disposition of certain non-core operations, specifically the Company's North American and Brazilian fruit preparations businesses, and a portion of the aroma chemicals business acquired in the BBA transaction. These dispositions, part of IFF's previously announced reorganization plan, occurred during the fourth quarter 2001. In 2000, these businesses had net sales of $81.0; in 2001, for the period owned by the Company, sales were $61.0. Excluding revenue from these businesses in both 2000 and 2001, sales growth for the full year 2001 would have been approximately 1% higher. Disposal of these businesses did not materially impact the Company's earnings.

Compared to 2000 pro-forma results, 2001 fragrance sales were led by Latin America, with an increase of 2%. Asia-Pacific fragrance sales were flat in local currency while North America, Europe and CAME reported local currency sales declines of 3%, 2% and 8%, respectively. The global economic environment, further aggravated by the events of September 11, 2001, impacted fine fragrance sales. Fragrance sales were also impacted by lower global demand for aroma chemicals. Flavor sales, in local currency, were strongest in North America, Asia-Pacific and Europe, with respective increases of 3%, 3% and 2%. Flavor sales in Latin America declined 9% from the prior year, while CAME flavor sales were down 4% for the year. The North America performance reflects the benefits of the IFF/BBA integration and improved demand for our products. The Europe increase is a result of new wins and a stable performance in our existing product portfolio. Latin America declined as a result of double-digit decreases in Brazil and Argentina, reflecting the weak economic conditions in these countries. Excluding the fruit preparation and aroma chemicals businesses disposed of during the year from both 2001 and 2000 sales, North America flavor sales in 2001 would have increased approximately 6% in comparison to 2000, Latin America flavors would have decreased 6% and Europe fragrances would have decreased 1% in local currency in relation to 2000.

Excluding BBA, 2000 sales by destination and related comparison to 1999 were: North America $433.1 (4% decline), Europe $451.1

(8% decline), CAME $72.9 (flat), Latin America $231.3 (1% decline) and Asia-Pacific $208.5 (10% increase).

During 2000, excluding BBA, the Company's sales declined 3% in comparison to 1999. Reported sales were unfavorably impacted by the strong U.S. dollar, most notably against the Euro and the major Western European currencies; had dollar exchange rates remained the same during 2000 and 1999, reported sales would have increased 2% for the full year 2000. Local currency fragrance sales growth was strongest in North America, Europe, Asia-Pacific and CAME with 3%, 6%, 8% and 14% increases, respectively. Latin America sales declined 2% reflecting the slow economic environment in much of that region. Europe, Asia-Pacific, Latin America and CAME flavors reported local currency sales increases of 2%, 9%, 2% and 10%, respectively. North America flavor sales declined 12% reflecting the slow business conditions facing many of the Company's customers in that region.

Although the Company's reported sales and earnings are affected by the weakening or strengthening of the U.S. dollar, this has no long-term effect on the underlying strength of our business.

The percentage relationship of cost of goods sold and other operating expenses to sales was as follows. The pro-forma information presented reflects the final acquisition accounting adjustments completed in 2001.

	2001	2000	1999	Pro-forma 2000
Cost of goods sold	57.7%	56.9%	56.0%	58.5%
Research and development expenses	7.3%	7.7%	7.2%	7.3%
Selling and administrative expenses	17.0%	17.7%	17.2%	18.1%

The increases in cost of sales in 2001 compared to 2000, and 2000 compared to 1999, are primarily attributable to the acquisition of BBA and unfavorable absorption of manufacturing costs in North America due to poor sales performance in that region. Excluding BBA, cost of goods sold would have represented approximately 56.4% of sales in 2000. The improvement in 2001 in comparison to 2000 pro-forma cost of sales reflects cost savings resulting from the integration of the Company's operations with those acquired in the BBA transaction, as well as improved expense absorption in North America flavors reflecting the stronger sales performance in that region.

Research and development expenses are for the development of new and improved products, technical product support, compliance with governmental regulations and help in maintaining relationships with customers who are often dependent on technical advances. These activities contribute in a significant way to the Company's business. Research and development expenses declined slightly as a percentage of sales in 2001 as a result of the integration of the Company's and BBA's research efforts and facilities. Notwithstanding the decrease in 2001, the Company anticipates these expenses to approximate 8% of sales in 2002 as new research initiatives are undertaken. Excluding BBA, research and development expenses would have represented approximately 7.8% of sales in 2000.

Selling and administrative expenses are necessary to support the Company's sales and operating levels. In 2001, selling and administrative expenses decreased as a percentage of sales resulting from savings attributable to the integration of the Company's sales and administrative functions with those of BBA.

In 2000, selling and administrative expenses increased primarily due to increased depreciation and other costs associated with new computer systems and equipment, as well as certain costs incurred in connection with an employment contract. These additional costs were partially offset by elimination of $14.2 of costs incurred in 1999 in connection with the Company's Y2K program. In 1999, administrative expenses also included approximately $6.0 in costs associated with the final settlement of certain employment contracts and $2.3 relating to nonrecurring charges (discussed below). Administrative expenses for 1999 also included certain costs incurred in connection with the Company's project to implement the enterprise requirements planning (ERP) software package, SAP. Excluding BBA, selling and administrative expenses would have represented approximately 17.8% of sales in 2000.

Segment profit, excluding corporate and other unallocated expenses, amortization of goodwill and other intangibles, and the effect of nonrecurring charges, was $380.4 in 2001, $291.7 in 2000 and $321.4 in 1999. Pro-forma segment profit for IFF and BBA combined for 2000 was $348.9. In 2001, segment profit increased primarily due to savings resulting from the integration of BBA in all expense categories. In 2000, segment profit declined primarily due to the decline in gross margin on sales, and increased selling and administration, and research and development expenditures. In 1999, segment profit reflected the effects of the Y2K-related expenses. The Company recorded nonrecurring charges totaling $30.1, $41.3 and $32.9 in 2001, 2000 and 1999, respectively. In 2000, BBA operations contributed $9.3 to segment profit, before amortization of goodwill and other intangibles, for the period from November 3, 2000 through year-end. Operating profit totaled $255.6, $211.5 and $248.3 in 2001, 2000 and 1999, respectively.

Interest expense totaled $70.4, $25.1 and $5.2 in 2001, 2000 and 1999, respectively. Pro-forma interest expense totaled $81.2 in 2000. The increase in interest expense in 2001 in comparison to 2000 is directly attributable to the debt incurred for the BBA acquisition. Interest expense in 2001 decreased compared to the pro-forma 2000 figures, reflecting the downward trend in interest rates during 2001 and reduction in overall debt outstanding. Interest expense in 2000 attributable to the acquisition of BBA approximated $10.6. Interest expense in 2000, excluding interest cost arising on the BBA acquisition, increased in comparison to 1999 mainly due to the higher level of borrowings incurred in connection with the Company's share repurchase programs.

Other (income) expense, net was $2.6 income in 2001, $2.3 expense in 2000, and $0.3 income in 1999. The increase in other income in 2001 is primarily the result of favorable exchange gains in comparison to 2000. The decrease in other income in 2000 compared to 1999 was primarily due to lower interest income and lower exchange gains.

The worldwide effective tax rate for 2001 was 38.2%, compared to 33.2% for 2000 and 33.5% for 1999. The pro-forma effective tax rate for 2000 was 39.5%. The higher effective tax rate in 2001 compared to 2000 primarily results from the non-deductibility of the goodwill amortization for purposes of determining the Company's taxable income. The 2001 effective tax rate declined from the 2000 pro-forma rate primarily due to higher than anticipated tax benefits associated with reorganization costs in 2001.

On November 3, 2000, the Company acquired all of the outstanding shares of BBA for $48.50 per share in cash; total consideration paid, including transaction costs, was $970.0. The transaction was accounted for as a purchase business combination.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. Other intangible assets include patents, trademarks and other intellectual property owned or developed by BBA, the value of which is being amortized over periods ranging from 7 to 20 years. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired is recorded as goodwill, and was amortized on a straight-line basis over 20 years for periods through December 31, 2001. At December 31, 2001 and 2000, goodwill and other intangible assets, net of accumulated amortization, totaled $795.9 and $755.9, respectively. Amortization of goodwill and other intangibles in 2001 was $46.1 and $7.0 in 2000.

The Company has established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain BBA operations into IFF. Costs associated with these integration actions are recognized as a component of the purchase accounting resulting in an adjustment to goodwill; such costs do not directly impact current earnings. The increase in goodwill and other intangible assets between 2000 and 2001 resulted from further quantification of certain liabilities assumed in connection with the merger, primarily those associated with the integration of the BBA operations into the Company; such costs were not yet quantified nor accounted for at December 31, 2000.

Movements in acquisition accounting accruals were as follows:

	Employee-Related	Asset-Related and Other	Total
Balance December 31, 2000	$ 4.1	$ 6.2	$ 10.3
Additional charges	41.0	25.0	66.0
Cash and other costs in 2001	(31.3)	(21.3)	(52.6)
Balance December 31, 2001	$ 13.8	$ 9.9	$ 23.7

The BBA acquisition was initially financed through the issuance of commercial paper. During 2001, the Company put in place permanent debt financing. At December 31, 2001, long-term debt includes $700.0 of 6.45% Notes due May 15, 2006. The Company also put in place a five-year Euro 140.0 million credit facility underwritten by a major European financial institution. The facility has four-year and five-year fixed term components and a five-year revolving credit component; during its term, interest on this debt will not exceed the applicable London InterBank Offered Rate (LIBOR) base rate plus 1.4%. At December 31, 2001, long-term debt includes $101.5 (Euro 115.0 million) under this facility. In November 2001, the Company's Japanese subsidiary issued $115.3 (Yen 15.15 billion) in seven-year and ten-year senior guaranteed notes bearing interest of 2.4% per year. At December 31, 2001, the Company had $204.2 of commercial paper outstanding. Additional details on borrowings are contained in Note 8 of the Notes to the Consolidated Financial Statements.

The Company expects to achieve annual cost savings of approximately $70.0 as a result of synergies and efficiencies to be generated in connection with the integration of BBA and IFF. Approximately $40.0 of these savings were realized in 2001, with the remainder to be realized in 2002.

These savings will be achieved primarily through the consolidation of facilities, optimization of capacity, reduced selling, general and administrative expenses, and supply chain rationalization. Based on information and plans formulated to date, the Company expects the integration to result in approximately $75.0 to $80.0 in implementation costs, relating primarily to employee separation and facility closure costs, and approximately $45.0 to $50.0 of capital spending associated with the consolidation of manufacturing facilities. A substantial portion of these implementation costs have been reflected as an adjustment to the cost of the BBA acquisition.

In October 2000, the Company announced a reorganization, including management changes, further consolidation of production facilities and related actions. Henceforth, the Company will be organized under two global umbrellas of business development and operations. Business development will drive the top line growth of the Company and will include consumer and market research, product category strategy, product development, global sales and marketing, and technical application. Operations will be responsible for effective utilization of capital, increasing productivity and managing inventory levels and cycle times. In addition, effective January 1, 2001, the Company assigned a single manager responsibility for each of its major geographical regions – North America, Europe, Asia-Pacific, Latin America and the newly constituted Central Asia and Middle East.

The total pretax cost of actions taken in connection with the 2000 reorganization is expected to approximate $90.0 to $100.0 through the end of 2002. The reorganization is expected to yield annual savings by the year 2003 in the range of $25.0 to $30.0. An element of the savings is expected to be reinvested in the business, although a substantial portion is expected to contribute to improved earnings.

In June 1999, the Company announced a program to streamline its operations worldwide by improving operating efficiencies and asset utilization. The program included the closure of selected manufacturing, distribution and sales facilities in all geographic areas in which the Company operates. In addition, the Company planned to consolidate and align production in its remaining manufacturing locations. Under this program, the Company achieved annualized savings of approximately $15.0; a portion of the savings was reinvested in the business.

In connection with the 2000 reorganization and the 1999 program, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive received additional credit, for pension purposes, in terms of age and service, as well as other benefits. Approximately 150 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8 in 2000. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5, essentially all of which related to employee separation costs and other reorganization activities.

Total nonrecurring charges recorded in 2001 and 2000 were $30.1 ($19.1 after tax, or approximately $.20 per share) and $41.3 ($26.8 after tax, or approximately $.27 per share), respectively. The 2001 nonrecurring charges by region were: North America (including corporate) $14.7, Asia-Pacific $8.6, Europe $2.0, CAME $2.2 and Latin America $2.6. Essentially all of the pretax charges recorded in 2000 related to United States-based operations. There were no significant non-cash related elements of the 2001 or 2000 charges.

In 1999, in connection with the program to streamline operations, the Company recorded total pretax charges of $40.9 ($27.2 after tax, or approximately $.26 per share); non-cash charges approximated $11.7. Certain elements of these charges, relating primarily to accelerated depreciation on assets to be disposed of, were recognized in cost of goods sold ($1.2) and selling and administrative expenses ($2.3). In addition, $4.5 associated primarily with facility closure was included in other income and expense. The balance of the charges, representing employee separation and asset-related costs, were recorded as nonrecurring charges in the Consolidated Statement of Income.

Movements in liabilities related to nonrecurring charges were as follows:

	Employee-Related	Asset-Related and Other	Total
Original liabilities	$ 22.9	$10.0	$ 32.9
Cash and other costs in 1999	(13.3)	(8.4)	(21.7)
Balance December 31, 1999	9.6	1.6	11.2
Additional charges	37.1	4.2	41.3
Cash and other costs in 2000	(22.3)	(3.8)	(26.1)
Balance December 31, 2000	24.4	2.0	26.4
Additional charges	**10.1**	**20.0**	**30.1**
Cash and other costs in 2001	**(27.5)**	**(21.3)**	**(48.8)**
Balance December 31, 2001	**$ 7.0**	**$ .7**	**$ 7.7**

The balance of the liabilities is expected to be utilized in 2002 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied. Approximately 700 employees will be affected by the programs.

In October 2001, the Company sold its formulated fruit and vegetable preparation businesses in the United States and Brazil. Sales for the business in the United States and Brazil up to the October sale date were approximately $23.0 with operating profit of less than $3.0. The products are sold primarily to bakeries and dairies for the manufacture of yogurts and baked goods. Proceeds from the sale, which were not material, were used to reduce current borrowings.

In October 2001, the Company announced its intention to explore strategic alternatives for its fruit and vegetable preparation business in Europe. This business manufactures processed fruit and other natural preparations used in a wide variety of foods, including baked goods and dairy products. Annual sales and operating profit approximate $70.0 and $7.0, respectively. As of March 21, 2002, the Company has made no final decision as to which strategic alternative to pursue.

In December 2001, the Company sold its aroma chemicals business located in Widnes, the United Kingdom. This business was acquired as part of the BBA purchase. Sales for this unit up to the December sale date were $36.7 and 80 employees were affected by the sale. Operating profit for the unit in 2001 was less than $1.5. Proceeds from the sale, which were not material, were used to reduce current borrowings. No gain or loss was recognized as a result of this transaction.

NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The effect of adopting this Standard was not material to reported results.

In December 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the Staff's views regarding revenue recognition. The Company adopted the guidelines of SAB 101 in 2000 without material effect.

Statement of Financial Accounting Standards No. 141 (FAS 141), Business Combinations, was issued in June 2001. FAS 141 establishes accounting and reporting standards for business combinations. The provisions of FAS 141, which eliminate pooling of interests accounting, apply to all business combinations initiated after June 30, 2001.

Statement of Financial Accounting Standards No. 142 (FAS 142), Goodwill and Other Intangible Assets, was issued in June 2001 and is effective for fiscal years beginning after December 15, 2001. FAS 142 eliminates goodwill amortization and requires an evaluation of goodwill impairment upon adoption of the Standard, as well as subsequent annual valuations, or more frequently if circumstances indicate a possible impairment. Impairment, if any, resulting from the initial application of the new Standard will be classified as a cumulative effect of a change in accounting principle. Subsequent impairments, if any, would be classified as an operating expense. Under this Standard, other intangible assets that meet certain criteria will qualify for recognition on the balance sheet and will continue to be amortized in the income statement.

Adoption of FAS 142 will eliminate annual goodwill amortization expense of approximately $33.0 (approximately $0.35 per share). Although this Standard will increase the Company's results of operations in the future due to the elimination of goodwill amortization, any impairment would result in a charge as discussed above. The Company is in the process of assessing the impact of adopting FAS 142 but does not believe it has a material impairment of goodwill upon adoption.

Statement of Financial Accounting Standards No. 143 (FAS 143), Accounting for Asset Retirement Obligations, was issued in June 2001. FAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets. FAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact, if any, of adopting this Standard but does not believe the effect of adoption of this Standard will be material.

Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001. FAS 144 establishes accounting and reporting standards for impairment of long-lived assets to be disposed of. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is evaluating the impact, if any, of adopting this Standard but does not believe the effect of adoption will be material to reported results.

FINANCIAL CONDITION

Cash, cash equivalents and short-term investments totaled $48.9 at December 31, 2001, compared to $129.2 and $63.0 at December 31, 2000 and 1999, respectively. Short-term investments are high-quality, readily marketable instruments. Working capital, excluding in 2000 the commercial paper used to finance the BBA acquisition which was later refinanced with long-term debt, totaled $336.1 at year-end 2001, compared to $409.9 and $465.7 at December 31, 2000 and 1999, respectively. Gross additions to property, plant and equipment were $52.0, $60.7 and $103.8 in 2001, 2000 and 1999, respectively, and are expected to approximate $90.0 in 2002.

During 2001, the Company reduced its debt outstanding by approximately $110.0. At December 31, 2001, the Company's outstanding commercial paper totaled $204.2 at an average interest rate of 2.9%, compared to $1,209.4 at December 31, 2000 at an average interest rate of 7.4%. Commercial paper maturities did not extend beyond January 24, 2002. All commercial paper is classified as short-term at December 31, 2001. The Company reduced its U.S. revolving credit agreement to $500.0 at December 31, 2001 from $1,300.0 at December 31, 2000. This revolving credit agreement is composed of a $200.0 364-day facility and a $300.0 five-year facility. The revolving credit agreement is used as a backstop for the U.S. commercial paper program; there were no borrowings under this agreement in 2001. The Company compensates the banks participating in these credit facilities in the form of fees, the amounts of which are not material.

At December 31, 2000, $300.0 of the then $1,300.0 credit facility was available to be extended as long-term debt at the election of the Company. Accordingly, $300.0 of commercial paper outstanding was classified as long-term debt at December 31, 2000. In addition, the Company had entered into a financing agreement with a major European financial institution that, in part, provided for $100.0 of long-term debt to be issued with maturities in 2005 and 2006. Proceeds from this financing agreement were used to reduce outstanding commercial paper. In 2000, to reflect this intent the Company classified $100.0 of commercial paper as noncurrent in the December 31, 2000 consolidated balance sheet.

In April 2000, the Company announced a plan to repurchase up to 7.5 million shares of its common stock. In September 2000, the Company announced an additional plan to increase its existing share repurchase program by an additional $100.0. Repurchases will be made from time to time on the open market or through private transactions as market and business conditions warrant. The repurchased shares will be available for use in connection with the Company's employee benefit plans and for other general corporate purposes. The Company completed the April 2000 program during 2001. At December 31, 2001, approximately 1.1 million shares of common stock had been repurchased under the September 2000 program. Under these plans, the Company purchased $71.2, $201.0 and $46.3 of treasury stock in 2001, 2000 and 1999, respectively. At December 31, 2001, the Company had a remaining share repurchase authorization of approximately $70.0.

The Company anticipates that its financing requirements will be funded from internal sources and credit facilities currently in place.

The Company paid dividends to shareholders totaling $57.6, $155.5 and $161.2 in 2001, 2000 and 1999, respectively. The dividend rate per share in 2001, 2000 and 1999 was, respectively, $0.60, $1.29 and $1.52. In September 2000, the Board of Directors authorized a reduction in the Company's quarterly dividend by 60%, to $0.15 per share, beginning with the fourth quarter 2000 dividend. The dividend amount per share remains unchanged from that date.

The Cumulative translation adjustment component of Accumulated other comprehensive income was ($156.3) at December 31, 2001, compared to ($77.6) at December 31, 2000. This decrease results primarily from the change to local currency reporting effective January 1, 2001 for certain subsidiaries that operated in U.S. dollars or which operated in a highly inflationary environment. The decrease also resulted from the continued strength of the U.S. dollar against other currencies.

Compliance with existing governmental requirements regulating the discharge of materials into the environment has not materially affected the Company's operations, earnings or competitive position. In 2001, the Company spent approximately $4.0 on capital projects and about $12.3 in operating expenses and governmental charges for the purpose of complying with such regulations. Expenditures for these purposes will continue for the foreseeable future. In addition, the Company is party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes. It is expected that the impact of any judgements in or voluntary settlements of such proceedings will not be material to the Company's financial condition, results of operations or liquidity.

MARKET RISK

The Company enters into various interest rate swaps to manage its interest rate exposure. The Company realized a net gain of $3.5 on a $700.0 notional amount of U.S. Treasury lock hedges, taken out in anticipation of the issuance of the 6.45% Notes due 2006. These swaps were designated as qualified cash flow hedges and the net gain is being amortized over the life of the Notes. Following the five-year Notes offering, the Company entered into a $700.0 notional amount swap to effectively convert the 6.45% coupon interest rate on the Notes to a short-term rate based upon LIBOR plus an interest markup. The swap was designated as a fully effective, qualified fair value hedge. During the year, the Company amended the swap on four occasions, which changed the LIBOR basis and the related spread. As a result of market conditions and these changes in the swaps, the counterparty paid the Company $19.9, including accrued swap interest of $3.3. The net gains on settlement are being amortized over the remaining term of the Notes. As a result of these transactions, the effective interest rate at December 31, 2001 on the 6.45% Notes approximated 3.7%. The Company has recorded the swap and the debt at fair value resulting in an increase to long-term debt of $8.3 and the recognition of a corresponding swap asset.

The Company enters into foreign currency forward contracts with the objective of reducing exposure to cash flow volatility arising from foreign currency fluctuations associated with certain foreign currency receivables and payables and anticipated purchases of raw materials. The notional amount and maturity dates of these contracts match those of the underlying transactions. At December 31, 2001, the Company had outstanding foreign currency forward contracts of approximately $97.3. The Company has designated these contracts as qualified fair value and cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. The Company had no ineffective foreign currency forward contracts at December 31, 2001.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses; actual results may differ from such estimates. The diversity of the Company's products, customers, geographic operations, sources of supply and markets reduces the risk that any one event would have a severe impact on the Company's operating results. The Company recognizes revenue when products are shipped and title and risk of loss transfer to the customer. The greatest complexity of the Company's business is in the area of the research and development and creation of new products, all costs for which are expensed as incurred.

Those areas that require the greatest degree of management judgement or deemed most critical to the Company's financial reporting involve:

- The ongoing assessment of the valuation of inventory, given the large number of natural ingredients employed, the quality of which may be diminished over time, if not used;
- The valuation of tangible and intangible assets acquired in business combinations;
- Recoverability and realization of assets, most notably in lesser developed areas of the world where fluctuating currencies and frequently unsettled economic conditions can create uncertainty;
- The determination of financial instruments employed as effective hedges of cash flows or market risk exposures; and
- The areas of environmental liabilities, where frequently changing rules and regulations require constant reassessment of related practices as well as underlying costs.

Management believes that full consideration has been given to all relevant circumstances that the Company may be currently subject to, and the financial statements accurately reflect management's best estimate of the results of operations, financial condition and cash flows of the Company for the years presented.

EURO CURRENCY ADOPTION

As part of the European Economic and Monetary Union, a single currency (the "Euro") has replaced the national currencies of many of the European countries in which the Company conducts business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, with the participating national currencies scheduled to be removed from circulation between January 1, and June 30, 2002, and replaced by Euro notes and coinage. During the transition period, from January 1, 1999 through December 31, 2001, public and private entities as well as individuals paid for goods and services using either checks, drafts, or wire transfers denominated in Euros or the participating country's national currency. The Company's systems and processes were "Euro Capable" (able to enter into Euro-denominated transactions) on January 1, 1999. The effects of the Euro conversion on the Company's revenues, costs and competitive position have not been significant. The costs of the systems and business process conversions were not material.

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in this Management's Discussion and Analysis which are not historical facts or information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties with respect to the Company's business include general economic and business conditions, interest rates, the price and availability of raw materials, and political and economic uncertainties, including the fluctuation or devaluation of currencies in countries in which the Company does business. The Company intends its forward-looking statements to speak only as of the time of such statements, and does not undertake to update or revise them as more information becomes available.

REPORT OF MANAGEMENT

The accompanying consolidated financial statements of International Flavors & Fragrances Inc. have been prepared by management in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts that are based on management's best estimates and judgement. The audit report on the Company's financial statements by PricewaterhouseCoopers LLP, independent accountants, is based on the result of their audits, which were performed in accordance with generally accepted auditing standards.

The Company maintains an internal control structure and related systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization so that the accounting records can be relied upon for the preparation of financial statements. The Company's control system is enhanced through a formal Code of Conduct that establishes standards for professional conduct and integrity for employees worldwide. The Company also has an internal audit function that evaluates and formally reports to management and the Audit Committee of the Board of Directors on the adequacy and effectiveness of controls, policies and procedures.

The Audit Committee of the Board of Directors is composed entirely of non-employee directors. The Committee meets periodically and independently throughout the year with management, the internal auditors and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the Audit Committee.

It is management's opinion that IFF's policies and procedures and the system of internal controls currently in place provide reasonable assurance that operations are managed in a responsible and professional manner and with the highest standard of business conduct.



Richard A. Goldstein
Chairman of the Board and Chief Executive Officer



Douglas J. Wetmore
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of International Flavors & Fragrances Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of International Flavors & Fragrances Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.



New York, New York
January 28, 2002

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

International Flavors & Fragrances Inc.

(Dollars in thousands except per share amounts)	Year Ended December 31, 2001	2000	1999
Consolidated Statement of Income			
Net sales	$1,843,766	$1,462,795	$1,439,499
Cost of goods sold	1,063,433	831,653	806,382
Research and development expenses	135,248	112,671	103,794
Selling and administrative expenses	313,335	258,653	248,047
Amortization of goodwill and other intangibles	46,089	7,032	—
Nonrecurring charges	30,069	41,273	32,948
Interest expense	70,424	25,072	5,154
Other (income) expense, net	(2,609)	2,314	(291)
	1,655,989	1,278,668	1,196,034
Income before taxes on income	187,777	184,127	243,465
Taxes on income	71,775	61,122	81,465
Net income	116,002	123,005	162,000
Other comprehensive income:			
Foreign currency translation adjustments	(78,688)	(20,443)	(48,005)
Accumulated losses on derivatives qualifying as hedges	(2,261)	—	—
Minimum pension liability adjustment	(20,009)	—	—
Comprehensive income	$ 15,044	$ 102,562	$ 113,995

	2001	2000	1999
Net income per share – basic	$1.21	$1.22	$1.53
Net income per share – diluted	$1.20	$1.22	$1.53

(Dollars in thousands)	2001	2000	1999
Consolidated Statement of Retained Earnings			
At beginning of year	$1,204,561	$1,211,790	$1,210,620
Net income	116,002	123,005	162,000
	1,320,563	1,334,795	1,372,620
Cash dividends declared	57,219	130,234	160,830
At end of year	$1,263,344	$1,204,561	$1,211,790

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

International Flavors & Fragrances Inc.

(Dollars in thousands)	December 31,	
Assets	2001	2000
Current Assets:		
Cash and cash equivalents	$ 48,521	$ 128,869
Short-term investments	384	369
Receivables:		
Trade	328,858	343,294
Allowance for doubtful accounts	(10,835)	(11,074)
Other	22,335	32,094
Inventories	415,984	435,312
Deferred income taxes	77,449	62,057
Prepaid expenses	13,665	28,019
Total Current Assets	896,361	1,018,940
Property, Plant and Equipment, net	532,473	679,874
Intangible Assets, net	795,920	755,923
Other Assets	43,297	34,296
Total Assets	$2,268,051	$2,489,033

	December 31,	
Liabilities and Shareholders' Equity	2001	2000
Current Liabilities:		
Bank loans and current portion of long-term debt	$ 23,716	$ 43,633
Commercial paper	204,229	809,352
Accounts payable	85,659	75,021
Accrued payrolls and bonuses	39,227	43,375
Dividends payable	14,215	14,614
Income taxes	49,841	61,073
Other current liabilities	143,327	131,949
Total Current Liabilities	560,214	1,179,017
Other Liabilities:		
Long-term debt	939,404	417,402
Deferred income taxes	44,553	103,151
Retirement and other liabilities	199,710	158,204
Total Other Liabilities	1,183,667	678,757
Shareholders' Equity:		
Common stock 12½¢ par value; authorized 500,000,000 shares; issued 115,761,840 shares	14,470	14,470
Capital in excess of par value	126,170	133,041
Restricted stock	(1,440)	—
Retained earnings	1,263,344	1,204,561
Accumulated other comprehensive income:		
Cumulative translation adjustment	(156,266)	(77,578)
Accumulated losses on derivatives qualifying as hedges	(2,261)	—
Minimum pension liability adjustment	(20,009)	—
	1,224,008	1,274,494
Treasury stock, at cost – 20,996,954 shares in 2001 and 18,335,796 shares in 2000	(698,851)	(643,235)
Note receivable from officer	(987)	—
Total Shareholders' Equity	524,170	631,259
Total Liabilities and Shareholders' Equity	$2,268,051	$2,489,033

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

International Flavors & Fragrances Inc.

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 116,002	$ 123,005	$ 162,000
Adjustments to reconcile to net cash provided by operations:			
Depreciation and amortization	123,493	69,344	56,369
Deferred income taxes	(18,113)	(30,496)	(4,191)
Changes in assets and liabilities:			
Current receivables	8,925	15,261	(35,354)
Inventories	(1,207)	64,591	(33,955)
Current payables	(20,076)	22,017	40,719
Other, net	(27,519)	5,388	10,230
Net cash provided by operations	181,505	269,110	195,818
Cash flows from investing activities:			
Proceeds from investments	8,250	1,566	1,073
Purchases of investments	(19,786)	(1,111)	(955)
Investments in acquired businesses, net of cash received	—	(953,295)	—
Additions to property, plant and equipment	(52,016)	(60,696)	(103,835)
Proceeds from disposal of assets	14,900	11,301	1,925
Net cash used in investing activities	(48,652)	(1,002,235)	(101,792)
Cash flows from financing activities:			
Cash dividends paid to shareholders	(57,618)	(155,502)	(161,249)
Net change in bank loans	(13,088)	5,164	1,599
Net change in commercial paper outstanding	(605,123)	746,152	63,200
Proceeds from long-term debt	580,545	413,747	—
Repayments of long-term debt	(49,705)	(1,903)	(859)
Proceeds from issuance of stock under stock option plans	6,842	1,387	4,290
Purchase of treasury stock	(71,234)	(200,953)	(46,298)
Net cash provided by (used in) financing activities	(209,381)	808,092	(139,317)
Effect of exchange rate changes on cash and cash equivalents	(3,820)	(8,233)	(7,534)
Net change in cash and cash equivalents	(80,348)	66,734	(52,825)
Cash and cash equivalents at beginning of year	128,869	62,135	114,960
Cash and cash equivalents at end of year	$ 48,521	$ 128,869	$ 62,135

See Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is the leading creator and manufacturer of flavors and fragrances used by others to impart or improve flavor or fragrance in a wide variety of consumer products. The Company's products are sold principally to manufacturers of perfumes and cosmetics, hair and other personal care products, soaps and detergents, cleaning products, dairy, meat and other processed foods, beverages, snacks and savory foods, confectionery, sweet and baked goods, and pharmaceutical and oral care products.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries.

Revenue Recognition

Revenue is recognized when products are shipped and title and risk of loss transfer to the customer.

Currency Translation

The assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Cumulative translation adjustments are shown as a separate component of shareholders' equity.

For periods through December 31, 2000, certain subsidiaries that operated in U.S. dollars, or that operated in a highly inflationary environment, inventory and property, plant and equipment were translated using the exchange rates at the time of acquisition. All other assets and liabilities were translated at year-end exchange rates. Except for inventories charged to cost of goods sold and depreciation, which were remeasured for historical rates of exchange, all income and expense items were translated at average exchange rates during the year. Gains and losses as a result of remeasurements were included in income.

Effective January 1, 2001, substantially all subsidiaries operate in a local currency environment.

Research and Development

All costs associated with research and development are charged to expense as incurred.

Inventories

Inventories are stated at the lower of cost (generally on an average basis) or market.

Cash Equivalents

Highly liquid investments with maturities of three months or less at date of purchase are considered to be cash equivalents.

Long-Lived Assets

Property, plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis, principally over the following estimated useful lives: buildings and improvements, 10 to 40 years; machinery, equipment and software, 3 to 10 years; and leasehold improvements, the shorter of 10 years or the remaining life of the lease.

When properties are retired or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts with any resultant gain or loss included in income.

Identifiable intangible assets include patents, trademarks and other intellectual property that are valued at acquisition through independent appraisals, and are amortized on a straight-line basis over periods ranging from 7 to 20 years. Goodwill arising from business acquisitions is amortized through December 31, 2001 on a straight-line basis over its estimated useful life, generally 20 years.

Long-lived assets, including intangibles, are periodically reviewed for impairment when events or changes in business conditions indicate that their full carrying value may not be recovered. An estimate of undiscounted future cash flows produced by an asset or group of assets is compared to the carrying value to determine whether an impairment exists. If assets are determined to be impaired, the loss is measured based on an estimate of fair value using various valuation techniques, including a discounted estimate of future cash flows.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, based on tax laws as currently enacted. Additional taxes which would result from distributions by subsidiary companies to the parent are provided to the extent such dividends are anticipated. No provision is made for additional taxes on undistributed earnings of subsidiary companies that are intended to be permanently invested in such subsidiaries. As a result, no income tax is attributable to the currency translation component of other comprehensive income.

Retirement Benefits

Current service costs of retirement plans and postretirement health care and life insurance benefits are accrued currently. Prior service costs resulting from improvements in these plans are amortized over periods ranging from 10 to 20 years.

Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate.

Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

Risk Management Contracts

In the normal course of business, the Company uses forward exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. The Company also enters into various interest rate swaps with the objective of managing its interest rate exposure.

The Company designates and assigns the financial instruments as hedges of forecasted transactions, specific assets, or specific liabilities. When hedged assets or liabilities are sold or extinguished or the hedged forecasted transactions are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.

Unrealized losses on forward contracts are recorded as other current liabilities and the accrued differential for interest rate swaps is recorded as other assets in the balance sheet. Unrealized gains on forward contracts and the accrued differential for interest rate swaps to be paid under the agreements are included in other current liabilities. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the items hedged. The Company accrues the differential for interest rate swaps to be paid or received under the agreements as adjustments to net interest expense over the lives of the swaps. Gains and losses on the termination of effective swap agreements, prior to their original maturity, are deferred and amortized to net interest expense over the remaining term of the underlying hedged transactions.

Risks and Uncertainties

The diversity of the Company's products, customers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

Software Costs

The Company capitalizes direct internal and external development costs associated with internal-use software. Neither preliminary evaluation costs nor costs associated with the software after implementation are capitalized.

Shipping and Handling Costs

Net sales include shipping and handling charges billed to customers. Cost of goods sold include all costs incurred in connection with shipping and handling.

New Accounting Standards

In December 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the Staff's views regarding revenue recognition. The Company adopted the guidelines of SAB 101 in 2000 without material effect.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The effect of adopting this Standard was not material to reported results.

Statement of Financial Accounting Standards No. 141 (FAS 141), Business Combinations, was issued in June 2001. FAS 141 establishes accounting and reporting standards for business combinations. The provisions of FAS 141, which eliminate pooling of interests accounting, apply to all business combinations initiated after June 30, 2001.

Statement of Financial Accounting Standards No. 142 (FAS 142), Goodwill and Other Intangible Assets, was issued in June 2001 and is effective for fiscal years beginning after December 15, 2001. FAS 142 eliminates goodwill amortization and requires an evaluation of goodwill impairment upon adoption of the Standard, as well as subsequent annual valuations, or more frequently if circumstances indicate a possible impairment. Impairment, if any, resulting from the initial application of the new Standard will be classified as a cumulative effect of a change in accounting principle. Subsequent impairments, if any, would be classified as an operating expense. Under this Standard, other intangible assets that meet certain criteria will qualify for recognition on the balance sheet and will continue to be amortized in the income statement.

Adoption of FAS 142 will eliminate annual goodwill amortization expense of approximately $33.0 million. Although this Standard will increase the Company's results of operations in the future due to the elimination of goodwill amortization, any impairment would result in a charge as discussed above. The Company is in the process of assessing the impact of adopting FAS 142 but does not believe it has a material impairment of goodwill upon adoption.

Statement of Financial Accounting Standards No. 143 (FAS 143), Accounting for Asset Retirement Obligations, was issued in June 2001. FAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets. FAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact, if any, of adopting this Standard, but does not believe the effect of adoption of this Standard will be material.

Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in August 2001. FAS 144 establishes accounting and reporting standards for impairment of long-lived assets to be disposed of. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is evaluating the impact, if any, of adopting this Standard, but does not believe the effect of adoption will be material to reported results.

Net Income Per Share

Net income per share is based on the weighted average number of shares outstanding. A reconciliation of the number of shares used in the computations of basic and diluted net income per share is as follows:

	Number of Shares		
(Shares in thousands)	2001	2000	1999
Basic EPS	95,770	101,073	105,748
Dilution under stock plans	1,049	20	195
Diluted EPS	96,819	101,093	105,943

Net income used in the computation of basic and diluted net income per share is not affected by the assumed issuance of stock under the Company's stock plans.

Options to purchase 4,138,020, 5,430,857 and 2,946,607 shares were outstanding in 2001, 2000 and 1999, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares in the respective years.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to 2001 classifications.

NOTE 2. NONRECURRING AND OTHER CHARGES

In October 2000, the Company announced a reorganization, including management changes, further consolidation of production facilities and related actions. Henceforth, the Company will be organized under two global umbrellas of business development and operations. Business development will drive the top line growth of the Company and will include consumer and market research, product category strategy, product development, global sales and marketing, and technical application. Operations will be responsible for effective utilization of capital, increasing productivity and managing inventory levels and cycle times. In addition, effective January 1, 2001, the Company assigned a single manager responsibility for each of its major geographical regions – North America, Europe, Asia-Pacific, Latin America and the newly constituted Central Asia and Middle East.

The total pretax cost of actions taken in connection with the 2000 reorganization is expected to approximate $90.0 million to $100.0 million through the end of 2002. The reorganization is expected to yield annual savings by the year 2003 in the range of $25.0 million to $30.0 million. An element of the savings is expected to be reinvested in the business, although a substantial portion is expected to contribute to improved earnings.

In June 1999, the Company announced a program to streamline its operations worldwide by improving operating efficiencies and asset utilization. The program included the closure of selected manufacturing, distribution and sales facilities in all geographic areas in which the Company operates. In addition, the Company planned to consolidate and align production in its remaining manufacturing locations. Under this program, the Company achieved annualized savings of approximately $15.0 million; a portion of the savings was reinvested in the business.

In connection with the 2000 reorganization and the 1999 program, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive received additional credit, for pension purposes, in terms of age and service, as well as other benefits. Approximately 150 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8 million in 2000. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5 million, essentially all of which related to employee separation costs and other reorganization activities.

Total nonrecurring charges recorded in 2001 and 2000 were $30.1 million ($19.1 million after tax) and $41.3 million ($26.8 million after tax), respectively. The 2001 nonrecurring charges by region were: North America (including corporate) $14.7 million, Asia-Pacific $8.6 million, Europe $2.0 million, CAME $2.2 million and Latin America $2.6 million. Essentially all of the pretax charges recorded in 2000 related to United States-based operations. There were no significant non-cash related elements of the 2001 or 2000 charges.

In 1999, in connection with the program to streamline operations, the Company recorded total pretax charges of $40.9 million ($27.2 million after tax); non-cash charges approximated $11.7 million. Certain elements of these charges, relating primarily to accelerated depreciation on assets to be disposed of, were recognized in cost of goods sold ($1.2 million) and selling and administrative expenses ($2.3 million). In addition, $4.5 million associated primarily with facility closure was included in other income and expense. The balance of the charges, representing employee separation and asset-related costs, were recorded as nonrecurring charges in the Consolidated Statement of Income.

Movements in liabilities related to nonrecurring charges were as follows:

(Dollars in thousands)	Employee-Related	Asset-Related and Other	Total
Original liabilities	$ 22,951	$ 9,997	$ 32,948
Cash and other costs in 1999	(13,329)	(8,411)	(21,740)
Balance December 31, 1999	9,622	1,586	11,208
Additional charges	37,095	4,178	41,273
Cash and other costs in 2000	(22,338)	(3,711)	(26,049)
Balance December 31, 2000	24,379	2,053	26,432
Additional charges	10,083	19,986	30,069
Cash and other costs in 2001	(27,474)	(21,294)	(48,768)
Balance December 31, 2001	$ 6,988	$ 745	$ 7,733

The balance of the liabilities is expected to be utilized in 2002 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied. Approximately 700 employees will be affected by the programs.

NOTE 3. ACQUISITIONS AND DIVESTITURES

On November 3, 2000, the Company acquired all of the outstanding shares of Bush Boake Allen Inc. (BBA) for $48.50 per share in cash; total consideration paid, including transaction costs, approximated $970.0 million. BBA operating results are included in the Company's consolidated results from November 3, 2000.

The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The Company completed the final determination of the purchase price during 2001. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired is recorded as goodwill. Other intangible assets include patents, trademarks and other intellectual property owned or developed by BBA, the value of which is being amortized over periods ranging from 7 to 20 years.

As a result of finalizing acquisition accounting during 2001, the Company increased tangible assets by $5.2 million, goodwill by $105.0 million and decreased intangible assets by $22.8 million.

The following unaudited pro-forma results of operations give effect to the BBA acquisition as if it had occurred as of the beginning of each of the periods presented. These pro-forma results reflect the final acquisition accounting adjustments completed in 2001.

(Dollars in thousands except per share amounts)	2000	1999
Net sales	$1,880,612	$1,931,380
Net income	80,953	95,364
Net income per share – basic	$0.80	$0.90
Net income per share – diluted	$0.80	$0.90

(Dollars in thousands)	2001
Allocation of purchase price:	
Fair value of assets acquired, including goodwill, net of cash	$1,253,044
Cash paid for common stock and transaction costs	(970,000)
Liabilities assumed	$ 283,044

The Company has established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain BBA operations into IFF. Costs associated with these integration actions are recognized as a component of the purchase accounting resulting in an adjustment to goodwill; such costs do not directly impact current earnings.

Movements in acquisition accounting accruals were as follows:

(Dollars in thousands)	Employee-Related	Asset-Related and Other	Total
Balance December 31, 2000	$ 4,103	$ 6,230	$ 10,333
Additional charges	41,012	24,961	65,973
Cash and other costs in 2001	(31,259)	(21,325)	(52,584)
Balance December 31, 2001	$ 13,856	$ 9,866	$ 23,722

In April 2000, the Company acquired Laboratoire Monique Rémy (LMR), a leader in the creation and commercialization of natural raw materials for fragrances and flavors. Results of LMR are included in the consolidated results of the Company from acquisition date. Neither the acquisition nor financial results of LMR were material to the Company's consolidated operating results, financial position or cash flows.

In October 2001, the Company sold its formulated fruit and vegetable preparation businesses in the United States and Brazil. Sales for the business in the United States and Brazil up to the October sale date were approximately $23.0 million with operating profit of less than $3.0 million. The products are sold primarily to bakeries and dairies for the manufacture of yogurts and baked goods. Proceeds from the sale, which were not material, were used to reduce current borrowings.

In October 2001, the Company announced its intention to explore strategic alternatives for its fruit and vegetable preparation business in Europe. This business manufactures processed fruit and other natural preparations used in a wide variety of foods, including baked goods and dairy products. Annual sales and operating profit approximate $70.0 million and $7.0 million, respectively. As of March 21, 2002, the Company has made no final decision as to which strategic alternative to pursue.

In December 2001, the Company sold its aroma chemicals business located in Widnes, the United Kingdom. This business was acquired as part of the BBA purchase. Sales for this unit up to the December sale date were $36.7 million and 80 employees were affected by the sale. Operating profit for the unit in 2001 was less than $1.5 million. Proceeds from the sale, which were not material, were used to reduce current borrowings. No gain or loss was recognized as a result of this transaction.

NOTE 4. MARKETABLE SECURITIES

Marketable securities are included in cash equivalents and short-term investments, as appropriate. At December 31, 2001 and 2000, marketable securities totaling $0.1 million and $9.9 million, respectively, were available for sale and recorded at fair value that approximated cost. Realized gains and losses on the sale of marketable securities were not material.

NOTE 5. INVENTORIES

	December 31,	
(Dollars in thousands)	2001	2000
Raw materials	$212,270	$243,327
Work in process	10,853	21,212
Finished goods	192,861	170,773
	$415,984	$435,312

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	
(Dollars in thousands)	2001	2000
Land	$ 36,747	$ 35,416
Buildings and improvements	278,603	345,070
Machinery, equipment and software	620,116	709,315
Construction in progress	40,164	51,500
	975,630	1,141,301
Accumulated depreciation	443,157	461,427
	$532,473	$ 679,874

NOTE 7. INTANGIBLE ASSETS, NET

	December 31,	
(Dollars in thousands)	2001	2000
Goodwill	$690,509	$563,897
Trademarks and other	163,251	199,058
	853,760	762,955
Accumulated amortization	57,840	7,032
	$795,920	$755,923

NOTE 8. BORROWINGS

Debt consists of the following at December 31:

	Rate	Maturities	2001	2000
Commercial paper (U.S.)			$ 204,229	$ 809,352
Bank loans			21,916	43,633
Current portion of long-term debt			1,800	—
Total current debt			227,945	852,985
U.S. dollars	6.45%	2006	698,800	300,000
Euro facility	4.79%	2005–06	101,500	100,000
Japanese Yen notes	2.45%	2008–11	115,300	—
Japanese Yen notes	1.74%	2005	9,100	10,600
Other		2003	6,404	6,802
			931,104	417,402
Interest rate swap			8,300	—
Total long-term debt			939,404	417,402
Total debt			$1,167,349	$1,270,387

The Company uses commercial paper to supplement long-term borrowings. At December 31, 2001, outstanding commercial paper had an effective interest rate of 2.9% compared to 7.4% at December 31, 2000. Commercial paper maturities did not extend beyond January 24, 2002. Commercial paper usage in 2001 decreased as long-term financing was put in place and as debt was reduced.

The Euro borrowings are under a Euro 140.0 million facility that has four-year and five-year fixed term components and a five-year revolving credit component. In May 2001, the Company issued $700.0 million of 6.45% notes; the notes mature May 15, 2006. In November 2001, the Company issued Yen 15.15 billion in seven-year and ten-year notes. Long-term debt was increased by $8.3 million for adjustments related to the amortization of swap gains and the mark-to-market valuation of certain interest rate swaps the Company has entered into.

The Company reduced its U.S. revolving credit agreement to $500.0 million at December 31, 2001 from $1,300.0 million at December 31, 2000. This revolving credit agreement is composed of a $200.0 million 364-day facility and a $300.0 million five-year facility.

The revolving credit agreement is used as a backstop for the U.S. commercial paper program; there were no borrowings under this agreement in 2001. The Company compensates the banks participating in these credit facilities in the form of fees, the amounts of which are not material.

Of the Company's revolving credit facilities available at December 31, 2000, $300.0 million was available to be extended as long-term debt at the Company's election. Accordingly, the Company classified this as long-term at December 31, 2000. In addition, the Company classified $100.0 million as long-term at December 31, 2000 representing the Euro facility entered into in the first quarter 2001.

Short-term bank loans were outstanding in several foreign countries and averaged $36.4 million in 2001, compared with $31.7 million in 2000 and $58.0 million in 1999. The highest levels were $69.0 million in 2001, $55.3 million in 2000 and $84.9 million in 1999. This excludes $970.0 million of short-term U.S. bank bridge financing used solely for the November 3, 2000 acquisition of BBA and replaced by commercial paper before December 31, 2000. The 2001 weighted average interest rate of these foreign bank loans, based on balances outstanding at the end of each month, was 7% and the average rate on loans outstanding at December 31, 2001 was 5%. These rates compare with 8% and 8%, respectively, in 2000 and 9% and 8%, respectively, in 1999.

Annual maturities on long-term debt outstanding at December 31, 2001 are as follows: 2002, $1.8 million; 2003, $6.4 million; 2005, $76.0 million; 2006, $734.6 million. At December 31, 2001, the estimated fair value of the $700.0 million 6.45% notes, including the interest rate swaps, was $708.3 million. The estimated fair value of the remaining long-term debt at December 31, 2001 and 2000, based on borrowing rates currently available to the Company with similar terms and maturities, approximated the recorded amount.

Cash payments for interest were $77.2 million in 2001, $19.6 million in 2000 and $4.6 million in 1999. At December 31, 2001, the Company and its subsidiaries had unused lines of credit approximating $106.0 million in addition to those credit facilities serving as backstop to the Company's commercial paper program.

NOTE 9. INCOME TAXES

(Dollars in thousands)	2001	2000	1999
U.S. income (loss) before taxes	$ (59,390)	$ (33,183)	$ 19,061
Foreign income before taxes	247,167	217,310	224,404
Total income before taxes	$187,777	$184,127	$243,465

The following table shows the components of current and deferred income tax expense by taxing jurisdiction, both domestic and foreign:

(Dollars in thousands)	2001	2000	1999
Current			
Federal	$ 7,507	$ (640)	$ 5,064
State and local	3,816	381	204
Foreign	78,565	91,877	80,388
	89,888	91,618	85,656
Deferred			
Federal	(17,836)	(20,543)	(8,773)
State and local	(5,821)	(1,484)	546
Foreign	5,544	(8,469)	4,036
	(18,113)	(30,496)	(4,191)
Total income taxes	$ 71,775	$ 61,122	$81,465

At December 31, 2001 and 2000, gross deferred tax assets were $115.7 million and $113.5 million, respectively; gross deferred tax liabilities were $82.8 million and $154.6 million, respectively. No valuation allowance was required for deferred tax assets. The principal components of deferred tax assets (liabilities) were:

(Dollars in thousands)	2001	2000
Employee and retiree benefits	$ 69,000	$ 52,300
Inventory	2,500	12,700
Tax credit carryforwards	5,200	13,200
Property, plant and equipment	(8,000)	(47,600)
Trademarks and other	(52,400)	(65,700)
Other, net	16,600	(6,000)
	$ 32,900	$(41,100)

The Company's tax credit carryforwards consist primarily of foreign tax credits that will expire, if unused, beginning in 2005.

A reconciliation between the U.S. federal income tax rate and the effective tax rate is:

	2001	2000	1999
Statutory tax rate	35.0%	35.0%	35.0%
Difference in effective tax rate on foreign earnings and remittances	(1.4)	(0.3)	(1.0)
State and local taxes	(0.7)	(0.4)	0.2
Goodwill	6.0	0.9	—
Other, net	(0.7)	(2.0)	(0.7)
Effective tax rate	38.2%	33.2%	33.5%

Income taxes paid were $88.6 million in 2001, $81.0 million in 2000 and $74.8 million in 1999.

Undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided totaled $587.7 million at December 31, 2001. Any additional U.S. taxes payable on these foreign earnings, if remitted, would be substantially offset by credits for foreign taxes already paid.

NOTE 10. SHAREHOLDERS' EQUITY

Net charges to capital in excess of par value resulted from the exercise of stock options, the return of restricted stock and the award of IFF Stock Units. Transactions in treasury shares resulted in net charges to capital in excess of par value of $2.0 million, $1.4 million and $6.9 million in 1999, 2000 and 2001, respectively.

The following table shows treasury shares acquired and, as appropriate, the use of treasury shares for stock plans:

(Dollars in thousands)	Number of Shares	Amount
Balance January 1, 1999	9,715,775	$400,602
Acquisitions	1,268,633	46,473
Used for stock plans	(144,493)	(5,948)
Return of restricted stock	100,000	3,981
Balance December 31, 1999	10,939,915	445,108
Acquisitions	7,475,178	201,251
Used for stock plans	(79,297)	(3,124)
Balance December 31, 2000	18,335,796	643,235
Acquisitions	3,019,100	71,653
Used for stock plans	(357,942)	(16,037)
Balance December 31, 2001	20,996,954	$698,851

Under an employment contract dated January 1, 1997, the Company awarded 250,000 restricted shares of the Company's common stock. Under that contract, the restrictions would expire, subject to performance goals, over a five-year period; compensation expense was recognized over the restricted period. As a result of the termination of that contract, those shares for which restrictions would have lapsed in 2000–2001 were forfeited and have been returned to treasury stock. The amount shown for common stock used for stock plans in 2000 and 2001 includes 4,000 shares and 3,750 shares issued, respectively, as annual compensation awards to non-employee directors of the Company.

In January 2001, the Company awarded approximately 190,000 IFF Stock Units ("Units") to eligible employees in exchange for surrender of their "under water" stock options. The Units vest, in four equal installments, over not more than a seven-year period, upon the Company's Common Stock attaining successively higher market price targets beginning at $22.50 per share, and earn dividend equivalents as and when cash dividends are paid. Compensation expense is recognized over the Units' vesting period. In 2001, the first two market price targets were achieved and, accordingly, 50% of such Units vested. On vesting, compensation expense of $1.7 million was recognized and included in operating expenses. The remaining unvested Units are reported as Restricted Stock on the Company's Consolidated Balance Sheet.

Changes in other comprehensive income were (in thousands):

Balance January 1, 1999	$ (9,130)
Translation adjustments	(48,005)
Balance December 31, 1999	(57,135)
Translation adjustments	(20,443)
Balance December 31, 2000	(77,578)
Translation adjustments	**(78,688)**
Accumulated losses on derivatives qualifying as hedges	(2,261)
Minimum pension liability adjustment (net of tax)	(20,009)
Balance December 31, 2001	$(178,536)

On March 9, 2000, the Company adopted a shareholder protection rights agreement (the "Rights Agreement") and declared a dividend of one right on each share of common stock outstanding on March 24, 2000 or issued thereafter.

Under the Rights Agreement, as amended, until a person or group acquires 15% or more of the Company's common stock or commences a tender offer that would result in such person's or group's owning 15% or more, the rights are evidenced by the common stock certificates, automatically trade with the common stock and are not exercisable.

Thereafter, if the Company is involved in a merger or sells more than 50% of its assets or earning power, each right entitles its holder to purchase a certain number of shares for a specified exercise price. Also, under certain circumstances, the Company's Board of Directors has the option to redeem or exchange one share of common stock for each right. Finally, in the event a new Board of Directors is elected in a successful proxy contest, (i) the rights may not be redeemed and no business combination with the Company can be effected for 180 days thereafter unless certain procedures are followed to ensure (A) that steps are taken to maximize shareholder value, or (B) that any decision to redeem the rights, if challenged, would meet an "entire fairness" test; and (ii) the Rights Agreement may not be amended during such 180-day period. To establish "entire fairness" in connection with a redemption, the new Board must be able to demonstrate that all aspects of the redemption decision were fair, including the redemption procedure and the financial terms of the redemption. The Rights Agreement expires in March 2010.

Dividends paid per share were $0.60, $1.29 and $1.52 in 2001, 2000 and 1999, respectively.

NOTE 11. STOCK OPTIONS

The Company has various stock option plans under which the Company's officers, directors and key employees may be granted options to purchase the Company's common stock at 100% of the market price on the day the option is granted.

Options granted prior to May 2001 generally become exercisable no earlier than two years after the date of grant and expire 10 years after the date of grant, except for options granted to two senior executives in 2000 and certain other options granted to foreign employees, which may be exercised immediately. Options granted in November 2000, however, constituting approximately 35% of options outstanding (as of December 31, 2001), generally become exercisable in four equal installments as corresponding market price targets for the Company's Common Stock of $22.50, $27.00, $31.50 and $36.00 are attained, and expire seven years after the date of grant or sooner if certain price levels (which differ among individuals) are achieved.

Options granted after May 1, 2001 generally become exercisable no earlier than one year from the date of grant and expire 10 years after the date of grant, except for options granted to certain foreign employees, which may be exercised immediately.

During 2001, options to purchase common stock were granted at exercise prices ranging from $21.03 to $30.87 per share. At December 31, 2001, the price range for shares under option was $17.94 to $49.88; options for 3,465,760 shares were exercisable at that date. During 2001, 288,400 shares of common stock under option were exercised at a price of $17.94. During 2001, eligible employees surrendered 989,100 options in exchange for IFF Stock Units. The options surrendered are a component of the 2001 options terminated figure in the table below.

Stock option transactions were:

	Shares of Common Stock		Weighted Average Exercise Price
	Available for Option	Under Option	
Balance January 1, 1999	2,507,048	4,035,919	$43.21
Granted	(846,000)	846,000	38.99
Exercised	—	(144,493)	30.89
Terminated	157,252	(157,252)	45.36
Lapsed	(160,296)	—	—
Balance December 31, 1999	1,658,004	4,580,174	42.69
Granted	(5,761,502)	5,761,502	24.13
Exercised	—	(75,297)	21.46
Terminated	661,422	(661,422)	43.85
Lapsed	(54,500)	—	—
Increase under 2000 plans	9,450,000	—	—
Balance December 31, 2000	5,953,424	9,604,957	31.55
Granted	(2,042,000)	2,042,000	27.06
Exercised	—	(288,400)	17.94
Terminated	2,997,188	(2,997,188)	38.00
Lapsed	(113,143)	—	—
Reserved for Units	(83,888)	—	—
Balance December 31, 2001	6,711,581	8,361,369	$28.37

The following table summarizes information concerning currently outstanding and exercisable options:

	Range of Exercise Prices	
	$10–$30	$30–$50
Number outstanding	5,058,001	3,303,368
Weighted average remaining contractual life, in years	7.4	6.5
Weighted average exercise price	$21.72	$38.55
Number exercisable	1,361,848	2,103,912
Weighted average exercise price	$17.96	$39.97

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and basic earnings per share would have been reduced by approximately $14.1 million ($.15 per share) in 2001, $12.0 million ($.12 per share) in 2000 and $5.4 million ($.05 per share) in 1999. These pro-forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

Using the Black-Scholes option valuation model, the estimated fair values of options granted during 2001, 2000 and 1999 were $8.09, $5.50 and $7.65, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Principal assumptions used in applying the Black-Scholes model were as follows:

	2001	2000	1999
Risk-free interest rate	4.6%	6.2%	5.7%
Expected life, in years	5	5	5
Expected volatility	32.2%	26.9%	22.5%
Expected dividend yield	2.2%	3.8%	3.8%

NOTE 12. SEGMENT INFORMATION

The Company manages its operations by major geographical region. Flavors and fragrances have similar economic and operational characteristics including research and development, the nature of the creative and production processes, the type of customers, and the methods by which products are distributed. Accounting policies used for segment reporting are the same as those described in Note 1. The Company evaluates the performance of its geographic regions based on operating profit, excluding interest expense, other income and expense, certain unallocated expenses, amortization of goodwill and other intangibles, the effects of nonrecurring items and accounting changes, and income tax expense ("segment profit"). Transfers between geographic areas are accounted for at prices that approximate arm's length market prices. Unallocated assets are principally cash, short-term investments, intangible assets, including goodwill, and other corporate assets.

Effective January 1, 2001, the Company was reorganized into five geographic regions with an individual manager responsible for each region. The five regions are: North America, Europe, Central Asia, Middle East (CAME), Latin America and Asia-Pacific; previously Europe and CAME had been combined as one geographic region. North and Latin America and Asia-Pacific were unaffected by the geographic reorganization. The North America region includes the United States and Canada.

2001 (Dollars in thousands)	North America	Europe	CAME	Latin America	Asia-Pacific	Eliminations	Consolidated
Sales to unaffiliated customers	$616,806	$639,500	$75,758	$245,517	$266,185	$ —	$1,843,766
Transfers between areas	83,115	140,290	2,623	1,678	16,620	(244,326)	—
Total sales	$699,921	$779,790	$78,381	$247,195	$282,805	$(244,326)	$1,843,766
Segment profit	$ 91,208	$157,199	$14,339	$ 53,876	$ 60,975	$ 2,777	$ 380,374
Corporate and other unallocated expenses							(48,624)
Amortization of goodwill and other intangibles							(46,089)
Nonrecurring charges							(30,069)
Interest expense							(70,424)
Other income (expense), net							2,609
Income before taxes on income							$ 187,777
Segment assets	$588,187	$492,958	$42,227	$139,359	$207,647	$ (46,581)	$1,423,797
Unallocated assets							844,254
Total assets							$2,268,051

2000 (Dollars in thousands)	North America	Europe	CAME	Latin America	Asia-Pacific	Eliminations	Consolidated
Sales to unaffiliated customers	$470,953	$542,729	$22,143	$220,287	$206,683	$ —	$1,462,795
Transfers between areas	55,610	122,948	4	1,936	13,779	(194,277)	—
Total sales	$526,563	$665,677	$22,147	$222,223	$220,462	$(194,277)	$1,462,795
Segment profit	$ 48,503	$158,080	$ 4,330	$ 39,063	$ 39,999	$ 1,762	$ 291,737
Corporate and other unallocated expenses							(31,919)
Amortization of goodwill and other intangibles							(7,032)
Nonrecurring charges							(41,273)
Interest expense							(25,072)
Other income (expense), net							(2,314)
Income before taxes on income							$ 184,127
Segment assets	$600,007	$570,435	$51,564	$175,161	$228,901	$ (31,737)	$1,594,331
Unallocated assets							894,702
Total assets							$2,489,033

1999 (Dollars in thousands)	North America	Europe	CAME	Latin America	Asia-Pacific	Eliminations	Consolidated
Sales to unaffiliated customers	$476,496	$550,342	$24,493	$212,770	$175,398	$ —	$1,439,499
Transfers between areas	62,432	124,924	3	756	13,540	(201,655)	—
Total sales	$538,928	$675,266	$24,496	$213,526	$188,938	$(201,655)	$1,439,499
Segment profit	$ 69,555	$171,831	$ 5,812	$ 41,288	$ 31,503	$ 1,439	$ 321,428
Corporate and other unallocated expenses							(40,152)
Nonrecurring charges							(32,948)
Interest expense							(5,154)
Other income (expense), net							291
Income before taxes on income							$ 243,465
Segment assets	$519,054	$463,675	$23,586	$194,140	$176,222	$ (61,314)	$1,315,363
Unallocated assets							86,132
Total assets							$1,401,495

(Dollars in thousands)	Capital Expenditures 2001	2000	1999	Depreciation and Amortization 2001	2000	1999
North America	**$18,531**	$30,586	$ 57,306	**$ 33,784**	$26,691	$16,811
Europe	**19,452**	14,030	19,607	**26,740**	20,626	24,890
CAME	**1,480**	794	1,620	**1,409**	763	384
Latin America	**1,559**	4,806	14,585	**4,628**	5,154	6,322
Asia-Pacific	**4,571**	7,500	7,595	**7,749**	5,975	5,353
Unallocated assets	**6,423**	2,980	3,122	**49,183**	10,135	2,609
Consolidated	**$52,016**	$60,696	$103,835	**$123,493**	$69,344	$56,369

Europe operating profit for 1999 includes charges totaling $3.5 million relating to accelerated depreciation on assets to be disposed. In 1999, corporate and other unallocated expenses include approximately $6.0 million in costs associated with the final settlement of certain employment contracts.

Sales of fragrance products were $1,008.1 million, $865.1 million and $849.2 million in 2001, 2000 and 1999, respectively. Sales of flavor products were $835.7 million, $597.7 million and $590.3 million in 2001, 2000 and 1999, respectively. Sales in the United States, based on the final country of destination of the Company's products, were $570.5 million, $435.1 million and $434.6 million in 2001, 2000 and 1999, respectively. No other individual country of destination exceeded 8% of consolidated sales. Sales to the Company's largest customer accounted for 10% and 11% in 2000 and 1999. No customer accounted for 10% or more of sales in 2001. Total long-lived assets consists of net property, plant and equipment and net intangible assets and amounted to $1,328.4 million, $1,435.8 million and $523.9 million at December 31, 2001, 2000 and 1999, respectively; of the respective totals, $1,071.1 million, $1,055.5 million and $238.8 million were located in the United States. No other individual country had long-lived assets that exceeded 10% of total long-lived assets.

Net foreign exchange gains of $1.9 million in 2001, losses of $1.9 million in 2000 and gains of $0.6 million in 1999 are included in other income.

NOTE 13. RETIREMENT BENEFITS

The Company and most of its subsidiaries have pension and/or other retirement benefit plans covering substantially all employees. Pension benefits are generally based on years of service and on compensation during the final years of employment. Plan assets consist primarily of equity securities and corporate and government fixed income securities. Substantially all pension benefit costs are funded as accrued; however, such funding is limited, where applicable, to amounts deductible for income tax purposes. Certain other retirement benefits are provided by balance sheet accruals. Contributions to defined contribution plans are mainly determined as a percentage of profits. Effective January 1, 2001, contributions to the Company's United States defined contribution plan match 50% of the employee's pre-tax contributions, up to plan limits.

In addition to pension benefits, certain health care and life insurance benefits are provided to qualifying United States employees upon retirement from the Company. Such coverage is provided through insurance plans with premiums based on benefits paid. The Company does not generally provide health care and life insurance coverage for retired employees of foreign subsidiaries; however, such benefits are provided in most foreign countries by government-sponsored plans, and the cost of these programs is not significant to the Company.

Pension expense included the following components:

(Dollars in thousands)	U.S. Plans 2001	2000	1999	Non-U.S. Plans 2001	2000	1999
Service cost for benefits earned	**$ 7,293**	$ 5,104	$ 6,384	**$ 9,552**	$ 6,051	$ 6,687
Interest cost on projected benefit obligation	**18,351**	14,151	12,832	**24,306**	9,471	9,084
Expected return on plan assets	**(23,082)**	(16,757)	(14,614)	**(27,691)**	(10,688)	(11,086)
Net amortization and deferrals	**(1,347)**	(1,414)	(15)	**679**	777	665
Defined benefit plans	**1,215**	1,084	4,587	**6,846**	5,611	5,350
Defined contribution and other retirement plans	**2,368**	2,386	2,386	**2,425**	3,173	2,357
Total pension expense	**$ 3,583**	$ 3,470	$ 6,973	**$ 9,271**	$ 8,784	$ 7,707

Expense recognized for postretirement benefits included the following components:

(Dollars in thousands)	2001	2000	1999
Service cost for benefits earned	$1,722	$1,500	$1,832
Interest on benefit obligation	5,377	4,104	3,672
Net amortization and deferrals	508	13	33
Total postretirement benefit expense	$7,607	$5,617	$5,537

Changes in pension and postretirement benefit obligations were:

	U.S. Pension Plans		Non-U.S. Pension Plans		Postretirement Benefits	
(Dollars in thousands)	2001	2000	2001	2000	2001	2000
Benefit obligation at beginning of year	$250,354	$174,235	$333,691	$173,756	$68,832	$50,345
Service cost for benefits earned	7,293	5,104	9,552	6,051	1,722	1,500
Interest cost on projected benefit obligation	18,351	14,151	24,306	9,471	5,377	4,104
Actuarial (gain) loss	(8,027)	15,230	(6,476)	(781)	9,651	16,501
Plan amendments	—	6,199	—	—	—	(2,132)
Plan participants' contributions	—	—	90	88	105	1
Benefits paid	(13,572)	(9,705)	(13,336)	(7,076)	(4,083)	(3,933)
Acquisitions	—	30,910	16,496	167,853	1,902	1,505
Special termination benefits	2,248	14,230	382	—	—	941
Translation adjustments	—	—	(13,315)	(15,671)	—	—
Benefit obligation at end of year	$256,647	$250,354	$351,390	$333,691	$83,506	$68,832

Changes in pension plan assets were:

	U.S. Plans		Non-U.S. Plans	
(Dollars in thousands)	2001	2000	2001	2000
Fair value of plan assets at beginning of year	$287,375	$267,484	$347,346	$164,912
Actual return on plan assets	(19,487)	(389)	(34,497)	13,695
Employer contributions	1,873	1,293	8,729	5,724
Plan participants' contributions	—	—	90	88
Acquisitions	—	28,692	—	185,236
Benefits paid	(13,572)	(9,705)	(13,336)	(7,076)
Translation adjustments	—	—	(13,339)	(15,233)
Fair value of plan assets at end of year	$256,189	$287,375	$294,993	$347,346

The funded status of pension and postretirement plans at December 31 was:

	U.S. Pension Plans		Non-U.S. Pension Plans		Postretirement Benefits	
(Dollars in thousands)	2001	2000	2001	2000	2001	2000
Plan assets in excess of (less than) projected benefit obligation	$ (458)	$ 37,021	$(56,397)	$13,655	$(83,506)	$(68,832)
Remaining balance of unrecognized net (asset) liability established at adoption of FAS 87	(928)	(1,571)	811	1,046	—	—
Unrecognized prior service cost	9,101	9,908	3,802	4,397	(1,842)	(1,984)
Unrecognized net (gain) loss	(24,654)	(60,707)	53,421	(2,032)	23,540	14,575
Net asset (liability)	$(16,939)	$(15,349)	$ 1,637	$17,066	$(61,808)	$(56,241)

Pension assets and liabilities included in the Consolidated Balance Sheet at December 31 were:

	U.S. Plans		Non-U.S. Plans	
(Dollars in thousands)	2001	2000	2001	2000
Prepaid benefit cost	$ 6,408	$ 7,170	$ 281	$23,450
Accrued benefit liability	(23,650)	(22,519)	(30,869)	(6,384)
Accumulated other comprehensive income	303	—	27,940	—
Intangible asset	—	—	4,285	—

Principal weighted average actuarial assumptions used to determine the above pension data were:

	U.S. Plans		Non-U.S. Plans	
	2001	2000	2001	2000
Discount rate	7.2%	7.5%	5.9%	6.2%
Weighted average rate of compensation increase	4.5%	4.5%	3.2%	3.1%
Long-term rate of return on plan assets	9.0%	9.0%	7.5%	8.3%

Principal actuarial assumptions used to determine the above postretirement data were:

	2001	2000
Discount rate	7.2%	7.5%
Current medical cost trend rate	10.0%	8.0%
Ultimate medical cost trend rate	5.0%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2007	2007

The effect of a 1% increase in the assumed medical rate of inflation would increase the accumulated postretirement benefit obligation, and the annual postretirement expense, by approximately $12.6 million and $1.3 million, respectively; a 1% decrease in the rate would decrease the obligation and expense by approximately $9.4 million and $0.9 million, respectively.

During 2000, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive will receive additional credit, for pension purposes, in terms of age and service, as well as other benefits. Approximately 150 employees accepted enhanced retirement benefits under these two programs and costs relating thereto are reflected as special termination benefits above. The special termination benefit of $2.2 million recognized during 2001 represents the liability on account of social security supplemental benefit payments to be made to those participants who elected to retire under the most recent window program implemented during 2001.

The Company recorded a minimum pension liability of $27.0 million at December 31, 2001, as required by Financial Accounting Standards Board Statement No. 87. The adjustment is reflected in other comprehensive income and other long-term liabilities, as appropriate, and is prescribed when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. The adjustment relates entirely to foreign plans in the United Kingdom, the Netherlands and Japan.

NOTE 14. FINANCIAL INSTRUMENTS

The Company enters into various interest rate swaps to manage its interest rate exposure. The Company realized a net gain of $3.5 million on a $700.0 million notional amount of U.S. Treasury lock hedges, taken out in anticipation of the issuance of the 6.45% Notes due 2006. These swaps were designated as qualified cash flow hedges and the net gain is being amortized over the life of the Notes. Following the five-year Notes offering, the Company entered into a $700.0 million notional amount swap to effectively convert the 6.45% coupon interest rate on the Notes to a short-term rate based upon LIBOR plus an interest markup. The swap was designated as a fully effective, qualified fair value hedge. During the year, the Company amended the swap on four occasions, which changed the LIBOR basis and the related spread. As a result of market conditions and these changes in the swaps, the counterparty paid the Company $19.9 million, including accrued swap interest of $3.3 million. The net gains on settlement are being amortized over the remaining term of the Notes. As a result of these transactions, the effective interest rate at December 31, 2001 on the 6.45% Notes approximated 3.7%. The Company has recorded the swap and the debt at fair value resulting in an increase to long-term debt of $8.3 million and the recording of a corresponding swap asset.

The Company enters into foreign currency forward contracts with the objective of reducing exposure to cash flow volatility arising from foreign currency fluctuations associated with certain foreign currency receivables and payables and anticipated purchases of raw materials. The notional amount and maturity dates of these contracts match those of the underlying transactions. At December 31, 2001, the Company had outstanding foreign currency forward contracts of approximately $97.3 million. The Company has designated these contracts as qualified fair value and cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. The Company had no ineffective foreign currency forward contracts at December 31, 2001.

NOTE 15. CONCENTRATIONS OF CREDIT RISK

The Company has no significant concentrations of risk in financial instruments. Temporary cash investments are made in a well-diversified portfolio of high-quality, liquid obligations of government, corporate and financial institutions. There are also limited concentrations of credit risk with respect to trade receivables because of the large number of customers spread across many industries and geographic areas.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Minimum rental commitments under noncancellable operating leases for office and warehouse facilities are $2.2 million in 2002, $2.1 million in 2003, $1.1 million in 2004, $0.9 million in 2005 and nothing thereafter. The corresponding rental expense amounted to $2.2 million in 2001; rental expense was not significant in 2000 and 1999.

There are various lawsuits and claims pending against the Company. Management believes that any liability resulting from those actions or claims will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

NOTE 17. RELATED-PARTY TRANSACTIONS

At December 31, 2001, the Company held a note receivable from an officer of the Company. This note receivable bears interest, determined and payable quarterly, at the higher of a market rate for such a loan by a third-party lender or the Company's weighted average cost of borrowed funds. The applicable rate as of December 31, 2001 was 4.1%. The note is collateralized by 55,000 shares of common stock and is due in full on the earlier of November 14, 2007, termination of employment as an executive officer, or when and if the market value of the collateral is less than 110% of the outstanding principal balance of the loan. This note receivable is reflected as a reduction of stockholders' equity.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Dollars in thousands except per share amounts)	Net Sales		Gross Profit		Net Income[a]		Net Income Per Share[b]			
							Basic		Diluted	
Quarter	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
First	$ 483,661	$ 369,912	$199,522	$165,235	$ 20,272	$ 43,776	$0.21	$0.42	$0.21	$0.42
Second	478,216	368,759	208,710	165,197	33,005	48,916	0.34	0.48	0.34	0.48
Third	462,719	339,591	194,088	148,092	33,555	28,927	0.35	0.29	0.35	0.29
Fourth[c]	419,170	384,533	178,013	152,618	29,170	1,386	0.31	0.01	0.30	0.01
	$1,843,766	$1,462,795	$780,333	$631,142	$116,002	$123,005	$1.21	$1.22	$1.20	$1.22

(a) Net income for the 2001 first, second and third quarters includes the after-tax effects of certain charges of $7,762, $5,663 and $5,676, respectively. Net income for the 2000 first, third and fourth quarters includes the after-tax effects of certain charges of $6,248, $4,765 and $15,752, respectively. See Note 2 of the Notes to Consolidated Financial Statements for further discussion.

(b) The sum of the 2000 quarters' earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

(c) The Company acquired Bush Boake Allen (BBA) effective November 3, 2000, and the BBA operating results are included in the Company's consolidated results from that date.

STOCK PRICES

The Company's common stock is traded principally on the New York Stock Exchange. The high and low stock prices for each quarter during the last two years were:

	2001		2000	
Quarter	High	Low	High	Low
First	$22.76	$19.75	$37.94	$28.75
Second	28.20	21.25	37.81	28.81
Third	31.60	24.97	30.94	17.38
Fourth	31.69	24.10	20.81	14.69

(Dollars in thousands except per share amounts)	2001	2000	1999	1998	1997
Consolidated Statement of Income Data					
Net sales	$1,843,766	$1,462,795	$1,439,499	$1,407,349	$1,426,791
Cost of goods sold	1,063,433	831,653	806,382	777,764	787,533
Research and development expenses	135,248	112,671	103,794	98,438	94,411
Selling and administrative expenses	313,335	258,653	248,047	224,393	212,678
Amortization of goodwill and other intangibles	46,089	7,032	—	—	—
Nonrecurring charges(a)(b)(c)	30,069	41,273	32,948	—	—
Interest expense	70,424	25,072	5,154	2,042	2,420
Other (income) expense, net	(2,609)	2,314	(291)	(6,356)	(10,442)
	1,655,989	1,278,668	1,196,034	1,096,281	1,086,600
Income before taxes on income	187,777	184,127	243,465	311,068	340,191
Taxes on income	71,775	61,122	81,465	107,283	121,962
Net income	$ 116,002	$ 123,005	$ 162,000	$ 203,785	$ 218,229
% of net sales	6.3	8.4	11.3	14.5	15.3
% of average shareholders' equity	20.1	16.5	18.0	20.9	21.0
Net income per share – basic	$1.21	$1.22	$1.53	$1.90	$2.00
Net income per share – diluted	$1.20	$1.22	$1.53	$1.90	$1.99
Average number of shares (thousands)	95,770	101,073	105,748	107,122	109,065
Consolidated Balance Sheet Data					
Cash and short-term investments	$ 48,905	$ 129,238	$ 62,971	$ 115,999	$ 260,446
Receivables, net	340,358	364,314	303,418	283,480	268,534
Inventories	415,984	435,312	415,269	403,961	360,074
Property, plant and equipment, net	532,473	679,874	523,916	498,784	446,509
Intangible assets, net	795,920	755,923	—	—	—
Total assets	2,268,051	2,489,033	1,401,495	1,388,064	1,422,261
Bank loans and commercial paper	227,945	852,985	92,474	29,072	10,490
Long-term debt	939,404	417,402	3,832	4,341	5,114
Shareholders' equity	524,170	631,259	858,497	945,051	1,000,488
Other Data					
Current ratio	1.6	0.9	2.3	3.1	3.5
Gross additions to property, plant and equipment	$ 52,016	$ 60,696	$ 103,835	$ 91,690	$ 59,284
Depreciation and amortization charged to income	123,493	69,344	56,369	49,006	50,278
Cash dividends declared	57,219	130,234	160,830	159,513	158,453
Per share	$0.60	$1.29	$1.52	$1.49	$1.45
Number of shareholders of record at year-end	3,394	3,741	4,209	4,653	4,991
Number of employees at year-end	5,929	6,614	4,682	4,669	4,639

(a) Nonrecurring charges ($19,101 after tax) in 2001 resulted from the Company's reorganization program as well as certain costs associated with the integration of BBA.
(b) Nonrecurring charges ($26,765 after tax) in 2000 resulted from the Company's reorganization program as well as certain costs associated with the integration of BBA.
(c) Nonrecurring charges ($21,910 after tax) in 1999 resulted from the Company's program to streamline its operations worldwide.

DIRECTORS

Margaret Hayes Adame
President
Fashion Group International

Günter Blobel, M.D., Ph.D.
Nobel Prize-winning
Rockefeller University Professor
associated with Howard
Hughes Medical Institute

James R. Cantalupo
President and
Vice Chairman Emeritus
McDonald's Corporation

J. Michael Cook
Chairman and
Chief Executive Officer Emeritus
Deloitte & Touche, LLP

Peter A. Georgescu
Chairman Emeritus
Young & Rubicam, Inc.

Richard A. Goldstein
Chairman of the Board and
Chief Executive Officer

Carlos A. Lobbosco
Executive Vice President
Global Business Development

Arthur C. Martinez
Chairman and
Chief Executive Officer Emeritus
Sears, Roebuck and Co.

Henry P. van Ameringen
President
van Ameringen Foundation, Inc.

William D. Van Dyke, III
Senior Vice President
Salomon Smith Barney Inc.

Douglas J. Wetmore
Senior Vice President and
Chief Financial Officer

OFFICERS

Richard A. Goldstein
Chairman of the Board
and Chief Executive Officer

Julian W. Boyden
Executive Vice President

D. Wayne Howard
Executive Vice President
Global Operations

Carlos A. Lobbosco
Executive Vice President
Global Business
Development

Stephen A. Block
Senior Vice President
General Counsel and
Secretary

Douglas J. Wetmore
Senior Vice President and
Chief Financial Officer

Gail S. Belmuth
Vice President
Corporate Communications

Clint D. Brooks, Ph.D.
Vice President
Research & Development

Steven J. Heaslip
Vice President
Global Human Resources

James P. Huether
Controller

Charles D. Weller
Treasurer

VICE PRESIDENTS
Sophia Grojsman
José A. Rodríguez

GLOBAL VICE PRESIDENTS AND REGIONAL MANAGERS

GLOBAL VICE PRESIDENTS
Derek J. Bennett
Vice President
Global Operations – Fragrances

Roberto J. Gordon
Vice President
Global Business
Development – Fragrances

Steve Huang, Ph.D.
Vice President
Global Operations – Aroma
Chemicals and Ingredients

Neil Humphreys
Vice President
Global Business
Development – Flavors

Bruce S. Leskanic
Vice President
Supply Chain Strategy

Nicolas Mirzayantz
Vice President
Global Business
Development – Fine
Fragrances and Toiletries

Joel W. Shane
Vice President
Global Business
Development – Aroma
Chemicals and Ingredients

Thomas J. Skatrud
Vice President
Global Operations – Flavors

REGIONAL MANAGERS
Arun Bewoor
Group Country Manager
Indian Subcontinent

Robert Burns
Vice President
Asia-Pacific

James H. Dunsdon
Vice President
North America

Robert J. Edelman
Vice President
Europe

Graciela M. Ferro
Vice President
Latin America

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of the Company, 521 West 57th Street, New York, New York, on Tuesday, May 7, 2002 at 10:00 AM, EDT.

A proxy statement and form of proxy will be mailed to each shareholder on or about March 28, 2002.

FORM 10-K

A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be available on or about March 28, 2002.

TRANSFER AGENT AND REGISTRAR

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
New York, NY 10286
800-524-4458
E-mail address: Shareowner-svcs@bankofny.com
www.stockbny.com

LISTED

New York Stock Exchange


IFF
Listed
NYSE

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

WEBSITE

www.iff.com

♲ This book is printed on recycled paper.

IFF WORLDWIDE LOCATIONS

	Sales Office	Manufacturing	Creative Laboratory
NORTH AMERICA			
Canada/Toronto	◎	◎	◎
USA/Augusta, GA		◎	
USA/Carrollton, TX	◎	◎	◎
USA/Chicago, IL	◎	◎	◎
USA/Hazlet, NJ	◎	◎	◎
USA/Jacksonville, FL	◎	◎	◎
USA/Menomonee Falls, WI		◎	
USA/New York, NY*	◎		◎
USA/Salem, OR	◎	◎	
USA/South Brunswick, NJ	◎	◎	◎
USA/Union Beach, NJ	◎		◎
LATIN AMERICA			
Argentina/Garín	◎	◎	◎
Brazil/Rio de Janeiro		◎	
Brazil/São Paulo	◎		◎
Brazil/Taubaté		◎	◎
Colombia/Bogotá	◎		◎
Mexico/Tlalnepantla (Mexico City)	◎	◎	◎
ASIA-PACIFIC			
Australia/Melbourne	◎	◎	◎
Australia/Castle Hill (Sydney)		◎	◎
China/Beijing	◎		
China/Guangzhou	◎	◎	◎
China/Hong Kong	◎		
China/Shanghai	◎		◎
China/Xin'anjiang (Hangzhou)	◎	◎	
Indonesia/Jakarta	◎	◎	◎
Japan/Gotemba		◎	
Japan/Osaka	◎		
Japan/Tokyo	◎		◎
Korea/Seoul	◎		◎
New Zealand/Auckland	◎	◎	◎
Philippines/Manila	◎	◎	◎
Singapore	◎		◎
Singapore/Jurong	◎	◎	
Thailand/Bangkok	◎	◎	◎

	Sales Office	Manufacturing	Creative Laboratory
INDIAN SUBCONTINENT			
India/Bangalore	◎		
India/Calcutta	◎		
India/Chennai	◎	◎	◎
India/Chittoor		◎	
India/Delhi	◎		
India/Mumbai	◎		◎
Pakistan/Karachi	◎	◎	◎
EUROPE			
Bulgaria/Sofia	◎		
Czech Republic/Prague	◎		
Egypt/Cairo	◎	◎	◎
France/Bois-Colombes (Paris)	◎		◎
France/Dijon	◎	◎	◎
France/Grasse	◎	◎	◎
Germany/Emmerich/Rhein	◎	◎	◎
Germany/Hamburg	◎		
Ireland/Drogheda		◎	
Israel/Tel Aviv	◎		
Italy/Milan	◎		◎
The Netherlands/Hilversum	◎		◎
The Netherlands/Tilburg		◎	
Norway/Oslo	◎		
Poland/Warsaw	◎		◎
Russia/Moscow	◎		
Slovakia/Bratislava	◎		
South Africa/Johannesburg	◎	◎	◎
Spain/Barcelona	◎		◎
Spain/Benicarló	◎	◎	
Spain/Madrid	◎		
Sweden/Knislinge	◎	◎	
Switzerland/Reinach-Aargau	◎	◎	◎
Turkey/Istanbul	◎	◎	
United Kingdom/Haverhill	◎	◎	◎
United Kingdom/London	◎		
United Kingdom/Long Melford	◎	◎	
United Kingdom/Witham	◎	◎	
Zimbabwe/Harare	◎		

*Global Headquarters
Names in ( ) indicate nearest large city

Design by Addison www.addison.com



IFF International Flavors & Fragrances Inc.

Global Headquarters

521 West 57th Street New York, NY 10019

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